

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 30, 2006

Mr. Joseph A. Santangelo
Orleans Homebuilders, Inc.
One Greenwood Square, #101
3333 Street Road
Bensalem, PA 19020

> **Re:** **Orleans Homebuilders, Inc.**
> **Form 10-K for the year ended June 30, 2006**
> **Form 10-Q for the period ended September 30, 2006**
> **File No. 1-6830**

Dear Mr. Santangelo:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2006

Changes in the Housing Market

1.   We note that your inventory levels have increased in recent years and that your home sales have slowed in recent months along with the rest of the homebuilding industry. We further note that your debt balances have increased along with your inventory. To help us better understand how the recent changes to the housing market affect your company, please respond to the following comments:

- It appears from your statements of operations that you have capitalized all interest expense incurred in the first quarter of fiscal 2007. It also appears from your June 30, 2006 Form 10-K that you capitalized all interest expense incurred in fiscal 2006. We note that your "land held for development or sale and improvements" has increased significantly over the past few years, including the first quarter of fiscal 2007. Given the slowing housing market, please tell us if you have suspended your activities related to preparing any of your land under development for its intended use, such that you would need to reduce the amount of interest you are capitalizing and increase the amount of interest you are expensing in accordance with SFAS 34. If so, please tell us what impact you expect this to have on your results of operations going forward.

- We read in Note 1 to your June 30, 2006 Form 10-K that you recorded no impairment to goodwill in fiscal 2006. It also appears that you did not record any goodwill impairment in the quarter ended September 30, 2006. Given the difficulties experienced in your Florida segment, and the fact that you entered the Florida market through your fiscal 2004 acquisition of Masterpiece Homes, please help us to better understand how you determined that the goodwill related to this acquisition was not impaired. Also tell us what consideration you gave to testing this goodwill for impairment in your first quarter of fiscal 2007 based on the worsening results of your Florida segment.

- We note your MD&A analysis of results of operations for your Florida segment. Please revise future filings to provide more insight into why the trends and results you discuss are occurring. For example, it appears from the November 10, 2006 webcast that is archived on your website that you believe the 97% cancellation rate in Florida was attributable to an unusually high number of speculators signing contracts to purchase homes in your Palm Coast market, and that the Florida cancellation rate significantly improved in October 2006, which may indicate that many of the speculators have now exited that market. Your November 10, 2006 webcast also contains information that quantifies the number of unsold homes in Florida, as opposed to your MD&A disclosure that merely states that there was a significant increase in your inventory. It is also unclear how much of your Florida operations are represented by Palm Coast; if you are in other Florida markets, it is unclear if the trends seen in Palm Coast differ from those for the rest of this segment. Particularly during times of adverse changes in your industry, we believe it is important that your MD&A analysis provide enough context of your results to allow investors to view your company through the eyes of management in accordance with Item 303 of Regulation S-K.

- If your Northern segment continues to experience significant decreases in net income when compared to the prior year, please revise your future MD&A

analysis to provide more insight into why such large decreases are occurring. In this regard, we note that this segment had the largest change in net income of all your segments, and we believe that providing context for such a significant change is an important part of helping your investors to understand your results.

- We read that you are offering significant sales incentives to reduce your inventory in Florida. Please confirm to us, if true, that none of these incentives constitute continuing involvement that would preclude revenue recognition under the full accrual method. Refer to paragraph 25 of SFAS 66.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,


John Cash
Accounting Branch Chief